November 25, 2008

Mr. John Reynolds
Assistant Director
U. S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE:	Weyco Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 13, 2008
File No. 000-09068

Dear Mr. Reynolds:

Thank you for your review of our Form 10-K for the fiscal year ended December 31, 2007 filed March 13, 2008. We have reviewed your comment letter dated November 18, 2008. Our response to each of your comments follows:

Form 10-K filed March 13, 2008

Schedule 14A

Compensation Discussion and Analysis, page 8

1.
We note your disclosure that your annual bonus rewards achievement of company-wide financial targets “established early in the year.” In future filings, please disclose the specific performance targets used to determine your annual bonus or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 of item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Mr. John Reynolds
U.S. Securities & Exchange Commission

Response:
In future filings we will include the specific net earnings targets used to determine the non-equity incentive plan compensation amounts earned by executives and included in the Summary Compensation and Grants of Plan-Based Awards tables.

Grants of Plan Based Awards, page 10

2.
It is unclear why the grants of plan-based awards table does not include any non-equity incentive plan awards for Thomas Florsheim, John Florsheim, or John Wittkowske. We note the disclosure in the Compensation Discussion and Analysis section that the annual bonus is determined based upon “Company-wide financial goals established early in the year by the Committee.” In future filings, please include the annual bonus in the grants table or explain.

Response:
In future filings, we will include the annual bonuses for Tom Florsheim, Jr., John Florsheim and John Wittkowske as non-equity incentive plan awards in the Grants of Plan-Based Awards table.

If you have any additional comments or questions after reviewing our response, please contact me at (414) 908-1880. This response letter has been filed on EDGAR.

A statement from the Company acknowledging that the Company is responsible for the accuracy and adequacy of the disclosures we have made is enclosed as Attachment A.

Sincerely,

/s/ John Wittkowske
John Wittkowske
Senior Vice President and
Chief Financial Officer

Mr. John Reynolds
U.S. Securities & Exchange Commission

ATTACHMENT A

At the request of the Commission, the Company is providing this written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with regard to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WEYCO GROUP, INC.

November 25, 2008	/s/ John Wittkowske
John Wittkowske
Senior Vice President and
Chief Financial Officer